SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (Also ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

ANDREW L. FOSTER (NEW YORK)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

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Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aurora Mobile Limited

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of our client, Aurora Mobile Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s common shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of December 31, 2016 and 2017 and for the two years ended December 31, 2017. As an emerging growth company, the Company has omitted its financial statements for 2015, and has also omitted the selected financial information for the years before 2016.

*        *        *

Draft Registration Statement

Securities and Exchange Commission

April 20, 2018

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Lionel Li, partner at Ernst & Young Hua Ming LLP, by telephone at +86 755 2502-8149 or via email at lionel.li@cn.ey.com. Ernst & Young Hua Ming LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao Z. Julie Gao

cc:	Weidong Luo, Chairman of the Board of Directors and Chief Executive

Officer, Aurora Mobile Limited

Fei Chen, President, Aurora Mobile Limited

Shan-Nen Bong, Chief Financial Officer, Aurora Mobile Limited

Lionel Li, Partner, Ernst & Young Hua Ming LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP